Exhibit 16

September 12, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated September 12, 2025, of Noodles & Company and are in agreement with the statements contained in paragraphs two, three, and four on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP